Registration No. 333-92743
                                               Filed Pursuant to Rule 424(b)(3)

        Prospectus Supplement To Prospectus Dated December 15, 1999

                APARTMENT INVESTMENT AND MANAGEMENT COMPANY


                       SHARES OF CLASS A COMMON STOCK

         The table setting forth the shares to be sold by the Selling Stockholders as set forth under "Selling Stockholders" in the Prospectus, dated December 15, 1999, of Apartment Investment and Management Company ("AIMCO") is hereby amended, as set forth below:


Selling Stockholder                                                             Shares (1)
-------------------                                                             ----------
The Kathleen B. Mecay Residuary Trust (2)                                        204,576 (3)(4)(5)

Certain persons or entities who acquired Partnership Common
Units of the AIMCO operating partnership during 1999 (6)                         133,566 (4)

Certain persons or entities who acquired an aggregate of 45,450
Class One Partnership Preferred Units of the AIMCO operating                     153,281 (4)
partnership during 1998 (6)


_______________________

(1) The number of shares shown reflects the number of shares of Class A Common Stock (subject to adjustment pursuant to anti-dilution adjustment provisions) that may be issued to the selling stockholder from time to time by AIMCO in exchange for partnership common units or partnership preferred units of the AIMCO operating partnership tendered for redemption by such selling stockholder pursuant to the agreement of limited partnership of the AIMCO operating partnership.

(2) As of the date of this prospectus supplement, in addition to the units described in the table, the Kathleen B. Mecay Trust holds 85,263 partnership common units, exchangeable for an equal number of shares of Class A Common Stock. The shares issuable in exchange for such units may be offered and sold by the Kathleen B. Mecay Trust pursuant to other registration statements.

(3) Reflects 54,330 partnership common units and 44,550 class one partnership preferred units owned by the selling stockholder, which are expected to be pledged to Merrill Lynch Private Finance Inc., its parent, Merrill Lynch & Co., Inc. or any other subsidiary thereof (collectively, "ML") as collateral for a loan facility, or in connection with short sales, hedging or other derivative transactions. ML may sell the shares issuable upon redemption of such units if a default or demand occurs under the loan facility or in connection with such short sales, hedging or other derivative transactions.

(4) Represents less than 1% of the shares of Class A Common Stock outstanding.

(5) Assumes an exchange ratio of approximately 3.3725 shares of Class A Common Stock for each class one partnership preferred unit. The actual exchange ratio varies from time to time based on a formula in the agreement of limited partnership of the AIMCO operating partnership.

(6) Excludes (i) the selling stockholder named above; and (ii) officers, directors and affiliates of AIMCO.

         The date of this Prospectus Supplement is April 16, 2002.